Prime Resource, Inc.
                             1245 E. Brickyard Road
                                    Suite 590
                           Salt Lake City, Utah 84106
                                  801.433.2000


December 2, 2005

Jim B. Rosenberg
Senior Assistant Chief Accountant
Mail Stop 6010
Division of Corporate Finance
US Securities and Exchange Commission
100 F Street, N. E.
Washington, DC 20549

Re: Prime Resource, Inc.
       Form 10-KSB for Fiscal Year Ended December 31, 2004
       Forms 10-QSB for Fiscal Quarters Ended March 31, 2005 June 30,
         2005 and September 30, 2005
       File No. 333-88480

Sent via express mail and email

Dear Mr. Rosenberg,

We are in receipt of the Commission's fax dated November 23, 2005 regarding additional comments to our proposed amendments of the above referenced filings. Included with this response are the restated filings with the proposed amendments highlighted as requested. Also, this letter and the related disclosure documents have been submitted to our EDGAR filer to be filed under the form type CORRESP. Additionally, we are sending this letter and the disclosure documents to you via e-mail and express mail to your office for ease of use. We request again that you provide input to our proposed changes before filing the aforementioned disclosure documents as amendments. We look forward to your prompt response.

General

1. We have inserted the term Amendment No. 1 under the letter "A" in the title of each filing to designate it as an amended filing per your suggestion. Further we have inserted the term Amendment No.1 with the accompanying certifications for the filings under review.

Form 10-KSB/A for the year ended December 31, 2004

Item 8A. Controls and Procedures, page 18

2. We have amended our Item 8a Disclosure in Form 10-KSB/A to read the disclosure controls and procedures were designed to provide "reasonable assurance". This disclosure has further been added to Item 3 for the form 10-QSB/A for Q1, Q2 and Q3.


3. We have amended our Item 8a Disclosure on Form 10-KSB/A and Item 3 Disclosure to form 10-QSB/A for Q1, Q2 and Q3 to state that no specific or significant changes occurred during each of the respective quarters.

Exhibits 31, pages 30 and 33

4. We have added the "A" reference to our certifications to show they are amended and also we have currently dated them as of the submission of this amendment. Further we have made the above mentioned changes to the 2005 10-QSB/A's.

Exhibit 32, Page 36

5. We have revised the certification for the 2004 10-KSB/A certification to reference the 10-KSB/A report and not a 10-QSB/A report.


Form 10-QSB/A for the sixth months ended June 30, 2005

Item 2. Managements Discussion and Analysis of Financial Condition or Plan of Operation, Page F-9

Plan of Operations, page F-9

6. We have expanded our disclosure to indicate the commission expense and employee costs as a percentage of revenue for the reasons we have previously enumerated. Also we have revised the September 30, 2005 form 10-QSB/A accordingly.

Form 10-QSB/A for the nine months ended September 30, 2005

Item. 1 Financial Statements

Notes to Financial Statements
Note 3. Short term Note Receivable

7. We have revised our disclosure in the quarter ended September 30, 2005 to be consistent with the disclosure we added in the quarter ended June 30, 2005.

Item 3. Controls and Procedures.

8. We have revised our Item 3 disclosure on Form 10-QSB/A for the period ending September 30, 2005 to disclose the material weakness that existed as of September 30, 2005. We further amended the disclosure as required in comments 2 & 3.

In connection with this response we acknowledge that Prime Resource, Inc. is responsible for the adequacy and accuracy of the disclosures in our filings with the SEC; thus staff comments or changes to disclosure in response to staff comments do not foreclose the commission from taking any action with respect to our filings. We acknowledge that staff comments may not be used as a defense by the company or any person in any proceedings initiated by the Commission under the federal securities laws of the United States.

Your prompt attention to this matter is appreciated. Please call me with any questions or comments that will enhance your understanding of the proposed amendments.

Respectfully,



Terry Deru
President